February 5, 2010

VIA EDGAR AND BY HAND

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Primerica, Inc. Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-162918)

Dear Mr. Riedler:

On behalf of Primerica, Inc., a Delaware corporation (the “Company”), enclosed please find a copy of Amendment No. 2 (the “Amendment”) to the above-referenced registration statement, as modified by Amendment No. 1 thereto (“Amendment No. 1”) filed with the Commission on December 22, 2009 (the “Registration Statement”). The Amendment, which was filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, has been marked to show changes from Amendment No. 1.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

February 5, 2010

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letter of January 8, 2010 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the Comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.

General

1.	We note your response to comments 28, 76 and 110 and advise you that we will not be in a position to take the registration statement effective until the requested disclosure has been provided and each of the requested exhibits have been filed.

The Company duly notes the Staff’s position, and respectfully reiterates its intention to:

•	provide an appropriately detailed description of the terms of the Citi note and its covenants in the prospectus prior to the distribution of the preliminary prospectus;

•	file all of its material agreements as exhibits to the Registration Statement to the extent that they have not already been filed; and

•	file any trust agreements that it enters into pursuant to the Citi reinsurance transactions once such agreements have been agreed to in substantially final form.

2.	Please confirm that prior to circulating a red herring prospectus you will not only provide the price-related information but also intend to provide the missing amounts on pages 7, 8 and elsewhere regarding the reorganization, the Citi transactions and the concurrent transactions, as well as the pro-forma financial information dependent upon these amounts.

The Company respectfully reiterates its intention prior to circulating the prospectus to file a pre-effective amendment containing pricing related information and all

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

February 5, 2010

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information currently omitted from the prospectus, including the pages and items referenced by the Staff. The Company’s pro forma financial statements are included in the Amendment on pages 48 through 53.

3.	Please note that your next amendment should include completed 2009 executive compensation information, as discussed beginning on page 139 of the registration statement. Also, please confirm your understanding that this information must be included in any red herring prospectus distributed by the company.

The Company’s executive compensation information for 2009 is included in the Amendment in the section entitled “Management” beginning on page 137. The Company confirms its intention to include such information in any prospectus that it distributes.

Risk Factors, page 13

“The failure by any of our reinsurers to perform its obligations to us could have a material adverse effect on our business, financial condition and results of operations.” page 21

4.	We note your response to our prior comment 21. Please further revise your disclosure on page 21 to quantify the amount of reinsurance receivables due from Scottish Re specifically.

The disclosure on page 21 has been revised to quantify the amount of the reinsurance receivable due to the Company from Scottish Re.

“Non-compliance with applicable regulations could lead to revocation of our subsidiary’s status as a non-bank custodian.” page 25

5.	We note the following statement on page 25: “The IRS has notified us that we have been selected in the first quarter of 2010 for an investigation to test compliance with the IRS’s non-bank custodian regulations.” Please expand your disclosure to explain how and why the IRS selected you for this review.

The disclosure on page 25 has been revised to explain that IRS’s selection of the Company for a compliance review with respect to its non-bank custodian regulations was not for cause.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

February 5, 2010

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Management’s Discussion and Analysis of Financial Condition and Results of Operations Investments and Savings Products, page 61

6.	Refer to “Segment Commissions & Fees” you inserted on pages 61 and 118 in response to prior comment 43. Provide disclosure to reconcile the difference between its sum and the amounts indicated on your combined statements of income. Also consistent with your revisions on page 118 please revise your tabular disclosure on page 61 to clarify that the amounts presented in the table are in thousands.

The tables on pages 62 and 119 have been revised to provide a subtotal for the commissions and fees for the Investment and Savings Product segment included therein, which are consistent with the commissions & fees for such segment for the periods indicated appearing in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The table on page 62 has been revised to clarify that the amounts presented in the table are in thousands.

Critical Accounting Policies

Deferred Policy Acquisition Costs, or DAC, page 66

7.	Please revise your discussion provided in response to prior comment 44 to clarify that 1% higher lapse in the number of policies than assumed in your estimate is a reasonably possible change. Otherwise, revise your discussion to demonstrate the financial impact of the reasonably possible change in your key assumptions.

The disclosure on page 67 has been revised to state that the Company believes that a lapse rate in the number of policies that is 1% higher than the rate assumed in the Company’s pricing assumptions is a reasonably possible variation.

Contractual Cash Payment Obligations, page 97

8.	Please refer to your response and revisions to prior comment 54. It is unclear to us why your contractual obligations for future policy benefits are omitted from the table. Please revise or explain to us why your contractual payment obligations for future policy benefits are zero as presented for all periods. If you believe your current presentation is appropriate please expand your disclosure in footnote (4) to assist investors in understanding why you have no contractual payment obligations for future policy benefits but have a balance sheet liability totaling approximately $4 billion. Include the following information:

•	Quantify the amount of the liability for future policy benefits recorded on your balance sheet.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

February 5, 2010

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•	Disclose the amount of estimated future premiums and the amount of estimated benefit and commission payments for each period presented in the table.

•

Describe and quantify the difference between the estimated total premiums used in the calculation of contractual payment obligations and net benefit premiums used in the estimate of future policy benefits recorded on the balance sheet.

•

Describe and quantify the differences between assumptions used in the best estimate of claims for contractual obligation purposes and the original pricing assumptions used to estimate future policy benefits.

The Contractual Cash Payment Obligations table on page 98 has been revised to quantify the Company’s potential obligations related to future policy benefits gross of any premiums to be collected.

Business, page 101

9.	We note your response to our prior comment 57. Please provide a quantitative analysis that supports your conclusion that none of the four identified reinsurers will be material to the company on a pro-forma basis.

As noted in our response to prior comment 57, with the exception of the reinsurance agreements that the Company will enter into in connection with the Citi reinsurance transactions (which the Company plans to file as exhibits to the Registration Statement in a subsequent amendment), the Company has concluded that none of its existing reinsurance agreements are material contracts as defined by Item 601(b)(10) of Regulation S-K. The Company has reinsured a significant portion of the death benefits in its U.S. term life insurance business in-force on a yearly renewable term (“YRT”) basis since 1994, and believes its reinsurance agreements are contracts made in the ordinary course of its business. The Company has numerous reinsurance agreements with numerous reinsurers, and does not believe that any of its individual reinsurance agreements are contracts upon which the Company’s business is “substantially dependent,” as contemplated by paragraph (10)(ii)(B) of Item 601(b) of Regulation S-K.

The Company believes that each of these reinsurance agreements is generally reflective of standard industry terms, and that there are other reinsurers that would be willing to provide similar YRT reinsurance to the Company if the Company elected not to continue doing business with any particular one of its existing reinsurers. This assumption has been validated by recent events with one of the Company’s reinsurers. Due to the financial ratings downgrades of such reinsurer, the Company is in active discussions with three different reinsurers regarding the potential to assume the Company’s business currently with this reinsurer. The Company has received one quote (which would not result in a reduction to the existing reinsurance receivable) and expects to receive quotes from both of the other reinsurers (which would result in little or no reduction in the existing reinsurance receivable). Finally, and as noted in our prior response, the significance of the existing reinsurance agreements to the Company as a whole will be

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

February 5, 2010

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diminished after the offering as a result of the Citi reinsurance transactions, which will reduce the relative significance of the term life insurance business to the Company as a whole in the near term and likewise will reduce the relative significance of these individual legacy reinsurance agreements.

A comparison of the reinsurance receivable associated with the Company’s largest reinsurance agreement with the amount of its future policy benefit liability, both reflected on a pro forma basis to account for the Citi reinsurance transactions and other concurrent transactions described in the prospectus, provides quantitative support for the Company’s conclusion. The pro forma amount of the reinsurance receivable associated with the Company’s largest YRT reinsurance agreement is approximately $22 million. This amount represents less than 1% of the Company’s pro forma future policy benefit liability of approximately $4.4 billion, which is the future liability that the Company seeks to partially fund through reinsurance. This $22 million receivable also represents less than 2% of the Company’s pro forma stockholder’s equity of approximately $1.3 billion (calculated as of September 30, 2009).

Investment and Savings Products, page 118

10.	We note your response to our prior comment 67 and ask that you please revise your disclosure to include a discussion of the term of each of the Legg Mason, Van Kampen and American Funds agreements.

The disclosure on page 120 includes a discussion of the general terms of the Company’s selling agreements with Legg Mason, Van Kampen and American Funds, each of which has substantially the same provisions. Any material differences between the agreements are noted in the disclosure. In addition, each of the selling agreements is filed as an exhibit to the Registration Statement. Accordingly, the Company does not believe that a separate discussion of each of these agreements is necessary or helpful in the circumstances. In addition, the disclosure on page 120 has been revised to state that the Company’s selling agreements with Legg Mason, Van Kampen and American Funds all have indefinite terms and provide for termination at will.

Regulations of Investment and Savings Products, page 129

11.	We note your response to our prior comment 75 and we reissue the comment. Please revise your disclosure to be more specific about the provisions of the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009 that may apply to the Company’s Named Executive Officers.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

February 5, 2010

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The disclosure on pages 133-134 has been revised to discuss more fully the provisions of the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009 that may apply to the Company’s Named Executive Officers.

Compensation Discussion and Analysis, page 139

12.	We note your response to our prior comment 80 and advise you that because the referenced objectives and goals are considered in making executive compensation decisions for the named executive officers, we consider these objectives and goals material to an investor’s understanding of the company’s overall compensation process. Therefore, we ask that you please revise your disclosure to discuss the company’s “general business objectives” for the 2009 fiscal year, mentioned on page 141, and each named executive officer’s “self-established financial and operational performance goals” for the 2009 fiscal year, mentioned on page 142. Also, please discuss the extent to which each objective or goal was achieved and how the level of achievement affected the actual compensation paid.

The disclosure on page 142 has been revised to discuss the Company’s general business objectives. The disclosure on page 143 has been revised to enumerate each Named Executive Officer’s self-established financial and operational performance goals for 2009. The Company intends to disclose in a subsequent amendment the extent to which each Named Executive Officer’s goals were achieved and how the level of such achievement affected the actual compensation paid to him or her.

Description of Capital Stock, page 172

13.	We note the following statement on page 177: “After such time that Citi ceases to own 20% of our common stock, the provisions of the certificate of incorporation described in this paragraph shall become inoperative and the approval or allocation of corporate opportunities shall be governed by the other provisions of the certificate of incorporation, our bylaws, the DGCL and other applicable laws.” Please revise your disclosure to describe the “other provisions” of your certificate of incorporation, bylaws, the DGCL and other applicable laws which will govern the approval or allocation of corporate opportunities after Citi ceases to own 30% of your common stock.

The disclosure on pages 186-187 has been revised to state that Delaware law will govern the approval or allocation of corporate opportunities after Citi ceases to own 20% of the Company’s common stock, and to describe the holdings of the Delaware Supreme Court with respect to corporate opportunity doctrine.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

February 5, 2010

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Underwriting, page 186

14.	We note your response to our prior comment 100 and the disclosure added to page 188. Please revise this disclosure to more specifically describe the “certain circumstances” under which the selling stockholder has agreed to indemnify the underwriters and to contribute to payments the underwriters may be required to make.

The disclosure on page 197 has been revised to describe the circumstances under which the selling stockholder has agreed to indemnify the underwriters and to contribute to payments that the underwriters may be required to make.

Audited Combined Financial Statements

Notes to Combined Financial Statements

(2) Summary of Significant Accounting Policies

(m) Reinsurance, page F-12

15.	Refer to your response to prior comment 36. Since you expect to earn a material amount of ceding allowances from Citi in the near future, please disclose your accounting policy. In addition, please expand your disclosure to clarify the impact that the ceding allowances will have on DAC and related amortization.

The disclosure on page F-13 has been revised to disclose the Company’s accounting policy for ceding allowances and to clarify the impact that the ceding allowances will have on DAC and related amortization

(4) Investments

Other-Than-Temporary Impairment, page F-24

16.	Please tell us where you have provided a description of the material changes in estimated cash-flows as of the most recent annual and interim periods presented from when you acquired the asset/mortgage-backed securities as previously requested in prior comment 103.

The disclosure on pages F-24 and F-64 has been revised to include a description of impairments for the year ended December 31, 2008 and the nine months ended September 30, 2009, including with respect to the Company’s asset-backed and mortgage-backed securities.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

February 5, 2010

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Fair Value, page F-26

17.	Please revise the disclosure you provided in response to prior comment 105 to state whether, and if so how much, you have adjusted the quotes and prices obtained from brokers and independent asset management services.

The disclosure on pages F-27 and F-67 has been revised to clarify the Company’s policy with respect to valuation of its assets as determined by its pricing service.

Item 16. Exhibits and Financial Statements, page II-2

18.	Please file as exhibits to the registration statement the consents of those parties named in the filing who will be appointed as directors of the company by consent of the sole shareholder. See Rule 438 of Regulation C.

The Company intends to file a pre-effective amendment prior to circulating the prospectus containing exhibits with consents of those individuals who will be appointed as directors of the Company.

[Remainder of page intentionally left blank]

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

February 5, 2010

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Please telephone the undersigned at (212) 735-2153 or Gregory A. Fernicola at (212) 735-2918 if you have any questions or need any additional information.

Very truly yours,

/s/ Joshua B. Goldstein

Joshua B. Goldstein

cc:	Peter W. Schneider Executive Vice President, General Counsel and Secretary
Primerica, Inc.